大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB Appointment E&Y/atl/sc

4 May 2004

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 2054
USA

04030231

RECEIVED
2004 MAY 18 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENT OF MESSRS ERNST & YOUNG AS AUDITORS

SUPPL

Dear Sir

We wish to inform you that Messrs Ernst & Young has been appointed as auditors of United Overseas Bank Limited in place of the retiring auditors, Messrs PricewaterhouseCoopers at the Bank's 62nd Annual General Meeting held on 29 April 2004.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

dw 5/19

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A09-1stQResults/atl

4 May 2004

The Securities and Futures Commission
12/F Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

**UNAUDITED RESULTS FOR THE THREE MONTHS/
FIRST QUARTER ENDED 31 MARCH 2004**

Dear Sir

We enclose a copy of our News Release dated 4 May 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2004

	Group		
	1st Quarter 2004	1st Quarter 2003	Incr / (Decr)
	$'000	$'000	%
Interest income	**829,361**	837,349	(1.0)
Less: Interest expense	**305,951**	319,838	(4.3)
Net interest income	**523,410**	517,511	1.1
Dividend income	**6,386**	1,662	284.2
Fee and commission income	**169,728**	130,784	29.8
Rental income	**15,945**	20,239	(21.2)
Other operating income	**100,819**	115,757	(12.9)
Income before operating expenses	**816,288**	785,953	3.9
Less: Staff costs	**129,810**	131,524	(1.3)
Other operating expenses	**138,043**	134,050	3.0
	267,853	265,574	0.9
Operating profit before goodwill amortisation and provisions	**548,435**	520,379	5.4
Less: Goodwill amortisation	**50,236**	50,835	(1.2)
Less: Provisions	**60,365**	109,288	(44.8)
Operating profit after goodwill amortisation and provisions	**437,834**	360,256	21.5
Share of profit of associates	**29,356**	2,786	953.7
Profit from ordinary activities before tax	**467,190**	363,042	28.7
Less: Tax	**100,452**	99,242	1.2
Share of tax of associates	**7,271**	86	NM
Profit after tax	**359,467**	263,714	36.3
Less: Minority interests	**2,225**	917	142.6
Net profit attributable to members	**357,242**	262,797	35.9

NM: Not Meaningful

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Mar-04	31-Dec-03	Incr/ (Decr)	**31-Mar-04**	31-Dec-03	Incr/ (Decr)
	$'000	$'000	%	**$'000**	$'000	%
(a) Assets						
Total assets	**117,523,157**	113,446,399	3.6	**101,963,515**	98,750,817	3.3
Loans and advances including trade bills to non-bank customers	**59,214,283**	59,296,556	(0.1)	**50,359,420**	50,510,461	(0.3)
(b) Liabilities						
Deposits of non-bank customers	**70,629,682**	69,862,961	1.1	**59,447,311**	60,301,300	(1.4)
Total deposits including bankers' deposits	**92,698,414**	88,702,323	4.5	**81,933,755**	79,367,234	3.2
Subordinated debts (unsecured)						
- Due after one year	**2,966,312**	2,990,809	(0.8)	**2,966,312**	2,990,809	(0.8)
Other debts issued						
- Due within one year (secured)	**931,924**	852,407	9.3	-	-	-
- Due after one year (unsecured)	**383,955**	353,053	8.8	**383,955**	353,053	8.8
(c) Capital and reserves						
Issued and paid-up capital	**1,571,716**	1,571,664	-	**1,571,716**	1,571,664	-
Total shareholders' funds	**13,619,550**	13,282,035	2.5	**12,014,514**	11,759,111	2.2
(d) Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.67**	8.45	2.6	**7.64**	7.48	2.1

3. OTHER INFORMATION

	Group		
	1st Quarter 2004	1st Quarter 2003	Incr/(Decr) %
(a) Depreciation ($'000)	**28,282**	25,733	9.9
(b) Annualised net profit as a percentage of average total shareholders' funds (%)			
- Including goodwill amortisation	**10.6**	8.2	29.3
- Excluding goodwill amortisation	**12.1**	9.8	23.5
(c) Annualised earnings per share (cents)			
- Basic	**90.9**	66.9	35.9
- Fully diluted	**90.9**	66.9	35.9

(d) Details of new shares of the Bank are as follows:-

Particulars of Issue	No. of new shares issued between 1-Jan-04 and 31-Mar-04	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 31-Mar-04	At 31-Mar-03
Exercise of share options granted under the UOB 1999 Share Option Scheme	52,000	4,390,000	2,400,000

4. REVIEW OF PERFORMANCE

(a) The financial statements are prepared in accordance with Singapore Financial Reporting Standards and are expressed in Singapore dollars. The same accounting policies and computation methods have been adopted in the financial statements for the first quarter ended 31 March 2004 ("1Q04") as those in the audited financial statements for the year ended 31 December 2003.

(b) The Group recorded a net profit after tax ("NPAT") of $357 million in 1Q04, an increase of 35.9% over the $263 million recorded in the first quarter of 2003 ("1Q03"). The increase in NPAT was mainly due to higher non-interest income, lower provision charges and higher share of profit of associates.

(c) The Group's operating profit before goodwill amortisation and provisions increased 5.4% to $548 million in 1Q04 compared to $520 million in 1Q03. The increase was mainly due to a growth of 3.9% in total income to $816 million from $786 million in 1Q03. The growth was primarily driven by higher fee and commission income derived largely from investment-related and fund management activities, and higher net profit from disposal of investment securities and associates. These were partially offset by lower net profit from dealing securities, government securities and derivatives.

The Group's total operating expenses, comprising staff and other operating expenses, increased 0.9% to $268 million in 1Q04 compared to $266 million in 1Q03. Staff expenses decreased 1.3% to $130 million, while other operating expenses increased 3.0% to $138 million. The increase in other operating expenses was mainly due to higher commission and brokerage expenses incurred to support the increased business volume. As a result of the higher growth in total income compared to the growth in total operating expenses, the expense-to-income ratio of the Group improved to 32.8% in 1Q04 from 33.8% in 1Q03.

(d) The Group's provision charges decreased 44.8% to $60 million in 1Q04 compared to $109 million in 1Q03. The decrease was largely attributable to lower specific provisions for loans which is in tandem with the decline in non-performing loans ("NPLs").

(e) Share of profit of associates (before tax) increased to $29 million in 1Q04 from $3 million in 1Q03, mainly due to higher contributions from most of the Group's major associates.

(f) The Group's net loans and advances to customers of $59,214 million as at 31 March 2004 were 0.1% lower than the $59,297 million as at 31 December 2003. The Group's NPLs declined 3.8% to $4,962 million as at 31 March 2004 from $5,160 million as at 31 December 2003. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased to 7.8% as at 31 March 2004 from 8.1% as at 31 December 2003. Of the total Group NPLs as at 31 March 2004, $2,664 million or 53.7% were secured by collateral, and $3,114 million or 62.8% were in the Substandard category.

(g) Total cumulative specific and general provisions of the Group were $3,307 million as at 31 March 2004 compared to $3,332 million as at 31 December 2003. General provisions as at 31 March 2004 were $1,421 million or 43.0% of total cumulative provisions. The total cumulative provisions as at 31 March 2004 provided coverage of 66.6% against Group NPLs, compared to 64.6% as at 31 December 2003. As at 31 March 2004, unsecured NPLs were 143.9% covered by total cumulative provisions.

(h) Total assets of the Group as at 31 March 2004 were $117.5 billion, representing a growth of 3.6% over the $113.4 billion as at 31 December 2003. Shareholders' funds of the Group increased 2.5% to $13.6 billion as at 31 March 2004 from $13.3 billion as at 31 December 2003. Consequently, the Group's net asset value per share increased 2.6% to $8.67 as at 31 March 2004 from $8.45 as at 31 December 2003.

(i) As at 31 March 2004, the Group's Capital Adequacy Ratio ("CAR") of 18.4%, as computed under the Bank for International Settlements ("BIS") guidelines, was more than twice the minimum requirement of 8% set by BIS. Compared to the CAR of 18.2% as at 31 December 2003, it has increased 0.2% point.

5. DIVIDEND

No dividend has been declared for the quarter ended 31 March 2004.

6. SUBSEQUENT EVENTS AFTER THE BALANCE SHEET DATE

(a) On 6 April 2004, UOB announced that it has entered into an exclusive arrangement with P.T. Sari Dasa Karsa for UOB to conduct due diligence, with a view to acquiring a 23% stake in P.T. Bank Buana Indonesia Tbk. The proposed acquisition will be subject to regulatory approvals and definitive agreements being signed.

(b) On 25 April 2004, UOB announced that its bid to acquire from ABN AMRO Bank N.V. ("ABN AMRO") 80.77% of the ordinary shares in Bank of Asia Public Company Limited has been selected. ABN AMRO and UOB have signed an exclusivity agreement to negotiate, finalise and execute a sale and purchase agreement. Completion of the proposed acquisition will be subject to certain conditions being satisfied, including the obtaining of regulatory approvals.

(c) On 26 April 2004, UOB announced the proposed divestment of a substantial part of its interest in United Overseas Land Limited ("UOL") by way of a renounceable preferential offer ("Preferential Offer") to UOB shareholders on the basis of 165 UOL ordinary shares for every 1,000 UOB shares at a cash price of $1.58 for each UOL ordinary share. The Preferential Offer is for up to approximately 259.7 million UOL ordinary shares, representing approximately 36.9% of the issued share capital of UOL.

(d) A share purchase mandate has been obtained from shareholders at the Extraordinary General Meeting held on 29 April 2004.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 4th day of May 2004

The results are also available at the Bank's website at www.uobgroup.com